July 12, 2006

Mr. Oscar M. Young, Jr.
Senior Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:    Biovail Corporation
          File No. 000-22358

Dear Mr. Young:

        Biovail Corporation ("we", "us" or "our") has prepared this letter to confirm and clarify certain responses in our letter to you dated June 21, 2006.

        We confirm that we considered it probable that final Food and Drug Administration ["FDA"] approval for Wellbutrin XL would not have been received by December 31, 2003. In particular, we confirm that we believed there was sufficient risk associated with our New Drug Application ["NDA"] (including the adequacy of the safety and clinical studies in support of our NDA filing) that made it probable that final FDA approval would not have been received by December 31, 2003.

        We clarify that, under the terms of the Wellbutrin XL development agreement, GlaxoSmithKline plc ["GSK"] could terminate said agreement with respect to any country, for any reason, by giving us at least 60 days' written notice thereof. The terms of the development agreement did not, however, stipulate that GSK had to terminate the development program for Wellbutrin XL by December 31, 2003, nor any other specific termination date. Nevertheless, we reiterate that we considered it probable that GSK would have ultimately terminated the development program for Wellbutrin XL if final FDA approval were not received by December 31, 2003, as generic competition to GSK's existing twice-daily Wellbutrin SR product was anticipated to occur in early 2004.

        Accordingly, prior to the receipt of an Approvable Letter from the FDA for Wellbutrin XL on June 24, 2003, we believed that it was probable that a liability had been incurred for the Zovirax Supply Price Reduction and that it was probable that the aforementioned future events would occur confirming that we would have to repay the Supply Price Reduction.

        Please direct any additional questions or comments to me at (908) 927-1799.

Sincerely,

/s/ CHARLES A. ROWLAND, JR.

Charles A. Rowland, Jr.
Senior Vice President and
Chief Financial Officer

Cc: Cynthia Orr, Ernst & Young LLP

Biovail Corporation 7150 Mississauga Road Mississauga, Ontario L5N 8M5	T 905.286.3000 F 905.286.3050